Testing the Waters Materials Related to Series #CONTRA

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#CONTRA

'88 NES CONTRA

C.O.A. | SPECS

FINANCIALS

Initial Offering Share Price	$7.00
Number of Shares	10,000
Initial Offering Market Cap.	$70,000
Storage Location	Rally

#CONTRA | $70K

COMPARABLE ASSET VALUE

ASSET VALUE	TRANSACTIONS
+316.7%	4

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source / Sale Venue
NES Contra Wata 9.6 A++	11/22/2019	$14,400.00	Heritage
NES Contra Wata 9.4 A	7/10/2020	$21,600.00	Heritage
NES Contra Wata 9.2 A+	1/15/2021	$31,200.00	Heritage
NES Contra Wata 9.6 A+	10/29/2021	$60,000.00	Heritage

“And I have to ask: How is it that this game is still so freaking good?”

KOTAKU

June 2019

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#CONTRA

'88 NES CONTRA

One of the hardest games of the NES era, Contra became famous for including The Konami Code, a secret set of controller actions that gave players 30 lives, making the game only slightly less punishing. Its two player simultaneous play also made Contra one of the NES' best multiplayer titles. #CONTRA is a 1988 NES Contra Video Game graded Wata 9.6 A+. With just two examples of its variant graded higher, #CONTRA is an early print-run from the debut of the classic franchise, which has since released more than 14 titles.

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#CONTRA | *Visuals*

Cover artist Bob Wakeland openly admits to ripping off Arnold Schwarzenegger's Predator publicity photos for the infamous Contra cover art.

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DESCRIPTION OF SERIES 1988 NES CONTRA VIDEO GAME

Investment Overview

•Upon completion of the Series #CONTRA Offering, Series #CONTRA will purchase a 1988 NES Contra Video Game graded Wata 9.6 A+ as the Underlying Asset for Series #CONTRA (The “Series 1988 NES Contra Video Game” or the “Underlying Asset” with respect to Series #CONTRA, as applicable), the specifications of which are set forth below.

•“Contra” began as an arcade machine released by Konami in February of 1987; it was ported to the NES in 1988.  While the original storyline, as described in Japanese editions, set the game’s events in New Zealand in the year 2633, the US version had a revised narrative.  The NES storyline placed the protagonists, military commandos Bill and Lance, in South America in modern times doing battle with aliens.

•The Konami Corporation, known for popular video game franchises like Castlevania, Dance Dance Revolution, Frogger, and Metal Gear was established in March of 1969 by Kagemasa Kozuki as a jukebox rental and repair business.

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986.  Nintendo sold 61.9 million NES units worldwide.  The Japanese version of the console, called Famicom, short for “Family Computer,” was released two years earlier.

•The Underlying Asset is a 1988 NES Contra Video Game graded Wata 9.6 A+.

Asset Description

Overview & Authentication

•Nintendo is a Japanese multinational consumer electronics and video game company founded in 1889 which remains a one of the highest-grossing video game companies in the world, with a reported revenue of $13.8 billion for the first three quarters of the 2020 fiscal year (ending December 2020).

•The Konami Corporation, known for popular video game franchises like Castlevania, Dance Dance Revolution, Frogger, and Metal Gear was established in March of 1969 by Kagemasa Kozuki as a jukebox rental and repair business.

•The Nintendo Entertainment System (NES) was a console released by Nintendo for U.S. Markets in 1985.2

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986.  Nintendo sold 61.9 million NES units worldwide.

•Konami of America was established in the US in November of 1982; the company began to manufacture games for NES in 1985.

•The NES system was sold new in the United States until it was discontinued in 1995.

•Konami released their first home console game, Strategy X, for the Atari 2600 in 1981, in 1985 they would release their first NES game with their arcade to console port of Antarctic Adventure.

•The original arcade incarnation of Contra, released in 1987, was named by Amusement Expo as one of the top four grossing arcade machines of 1987.

•“Contra” began as an arcade machine released by Konami in February of 1987; it was ported to the NES in 1988.  While the original storyline, as described in Japanese editions, set the game’s events in New Zealand in the year 2633, the US version had a revised narrative.  The NES storyline placed the protagonists, military commandos Bill and Lance, in South America in modern times doing battle with aliens.

•Cover artist Bob Wakeland saw Contra as “a Predator/Alien rip-off is what the game appeared to be, so I supplied a Predator/Alien style pic - with ripped Arnie Predator poses.”  The cover art is known to look like the Arnold Schwarzenegger publicity photos from the film Predator.

•Contra popularized the “Konami Code,” sometimes referred to as the “Contra Code” on NES machines.  If the sequence “Up, Up, Down, Down, Left, Right, Left, Right, B, A, Start” was entered in at the correct moment, the game player would receive significant “power ups.” Konami developers created the code to make play testing easier.  It was especially popular when playing Contra, which is known to be one of the most difficult NES games to master.  The code gave the player 30 lives.

•Contra was featured in the very first issue of Nintendo Power Magazine.

•IGN ranks Contra number 8 on their list of the best NES games of all time, calling it “the console's definitive multiplayer experience.”

•In June of 2019 Konami released The Contra Anniversary Collection, which includes the NES version of Contra.  It receives generally positive reviews from sites such as Metacritic.

•As of August 2021, Contra proves to be a prolific franchise; there have been 14 different Contra titles released on several different platforms since the original 1987 release.

•The Underlying Asset is 1988 NES Contra Video Game graded Wata 9.6 A+ with certification number 580937-001.

Notable Features

•The Underlying Asset is a 1988 NES Contra Video Game graded Wata 9.6 A+.

•The Underlying Asset is 1 of 3 1988 NES Contra Video Games graded Wata 9.6 A+ with 2 graded higher of its variant.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its condition grade from Wata Games.

Details

Series 1988 NES Contra Video Game «Series_Name»
Game	Contra
System	NES
Manufacturer	Konami
Production Year	1988
Box Variant	Rev-A, Round SOQ, First-party H-Seam
Rarity	1 of 3 (9.6 A+)
Authentication	Wata Games
Box Grade	9.6
Seal Rating	A+
Certification No.	580937-001

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1988 NES Contra Video Game going forward.